HENDERSON INVESTMENT LIMITED

Incorporated in Hong Kong with limited liability

(Stock Code: 0097)

[redacted]

INTERIM RESULTS 2004/2005

INTERIM RESULTS AND DIVIDEND

The Board of Directors announces that for the six months ended 31st December, 2004, the unaudited consolidated net profit of the Group after taxation and minority interests amounted to HK$868 million, representing an increase of 5% as compared with the restated net profit recorded in the corresponding period of the previous financial year. Earnings per share was HK$0.31.

The Board has resolved to pay an interim dividend of HK$0.13 per share to shareholders whose names appear on the Register of Members of the Company on 20th April, 2005.

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 18th April, 2005 to Wednesday, 20th April, 2005, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Standard Registrars Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Friday, 15th April, 2005. Warrants for the interim dividend will be sent to shareholders on Thursday, 21st April, 2005.

3/30

CONSOLIDATED INCOME STATEMENT — UNAUDITED

	Notes	For the six months ended 31st December 2004 HK$'000	2003 (restated) HK$'000
Turnover	4	**698,961**	601,574
Direct operating costs		**(309,185)**	(280,298)
		389,776	321,276
Other operating income		**27,268**	50,215
Gain on disposal of investments in securities		**—**	1,262
Unrealised holding gain on investments in securities		**24,056**	132,988
Gain on disposal of property, plant and equipment		**—**	76,155
Selling and distribution costs		**(28,872)**	(30,112)
Administrative expenses		**(83,812)**	(81,477)
Profit from operations	4	**328,416**	470,307
Finance costs	5(a)	**(6,902)**	(9,344)
Share of results of associates		**801,974**	632,102
Amortisation of goodwill		**(30,422)**	(29,777)
Negative goodwill released to income		**4,313**	4,500
Profit before taxation	5	**1,097,379**	1,067,788
Taxation	6	**(189,177)**	(179,742)
Profit before minority interests		**908,202**	888,046
Minority interests		**(40,350)**	(57,982)
Net profit for the period		**867,852**	830,064
Dividend	7	**366,253**	309,906
Earnings per share	8	**HK$0.31**	HK$0.29

CONSOLIDATED BALANCE SHEET

	Notes	At 31st December, 2004 (unaudited) HK$'000	At 30th June, 2004 (restated) (audited) HK$'000
Non-current assets			
Investment properties		**4,110,284**	4,110,284
Property, plant and equipment		**1,854,770**	1,880,837
Properties held for development		**11,016**	11,016
Interests in associates		**13,883,189**	13,501,666
Investments in securities		**239,241**	215,418
Debtors, deposits and prepayments	9	**140,728**	131,430
Instalments receivable		**5,181**	5,633
		20,244,409	19,856,284
Current assets			
Inventories		**32,123**	26,689
Investments in securities		**—**	41,096
Completed properties for sale		**248,308**	248,591
Debtors, deposits and prepayments	9	**424,932**	260,844
Instalments receivable		**569**	2,359
Amounts due from associates		**40,524**	127,488
Amounts due from investee companies		**6,386**	6,376
Pledged bank deposits		**20,205**	20,205
Bank balances and cash		**2,159,106**	1,843,613
		2,932,153	2,577,261
Current liabilities			
Creditors and accrued expenses	10	**276,635**	224,027
Amount due to associates		**5,655**	—
Amount due to an investee company		**4,672**	—
Taxation		**159,183**	167,257
Secured borrowings		**93,158**	54,241
Unsecured borrowings		**49,955**	73,490
		589,258	519,015
Net current assets		**2,342,895**	2,058,246
		22,587,304	21,914,530

	Notes	At 31st December, 2004 (unaudited) HK$'000	At 30th June, 2004 (restated) (audited) HK$'000
Capital and reserves			
Share capital		**563,466**	563,466
Reserves		**20,846,635**	20,221,422
		21,410,101	20,784,888
Minority interests		**700,100**	679,436
Non-current liabilities			
Secured borrowings		**135,679**	183,423
Deferred tax liabilities		**47,803**	47,058
Amounts due to minority shareholders		**143,234**	147,560
Amount due to a fellow subsidiary		**150,387**	72,165
		477,103	450,206
		22,587,304	21,914,530

Notes to the Consolidated Income Statement and Consolidated Balance Sheet (unaudited)

1 BASIS OF PREPARATION

These condensed interim financial statements are unaudited, but have been reviewed by Deloitte Touche Tohmatsu in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), except that they have only reviewed the figures in respect of the six months ended 31st December, 2004, and did not review the comparatives for the six months ended 31st December, 2003. Deloitte Touche Tohmatsu's independent review report to the Board of Directors is included in condensed interim financial statements to be sent to the shareholders.

These condensed interim financial statements have been prepared in accordance with the Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the HKICPA and the disclosure requirements set out in Appendix 16 of The Rules Governing the Listing of Securities on the Main Board of the Stock Exchange of Hong Kong Limited.

2 POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS

In 2004, the HKICPA issued a number of new or revised Hong Kong Accounting Standards ("HKASs") and Hong Kong Financial Reporting Standards ("HKFRSs") (herein collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1st January, 2005. The Group has not early adopted these new HKFRSs in the financial statements for the six months ended 31st December, 2004.

The Group has commenced considering the potential impact of these new HKFRSs but is not yet in a position to determine whether these new HKFRSs would have a significant impact on how its results of operations and financial position are prepared and presented. These new HKFRSs may result in changes in the future as to how the results and financial position are prepared and presented.

3 PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties and investments in securities and in accordance with accounting principles generally accepted in Hong Kong.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30th June, 2004, except as described below:

In the current period, the Group has adopted SSAP Interpretation 22 "The Appropriate Accounting Policies for Infrastructure Facilities" issued by the HKICPA. The principal effect of the adoption of SSAP Interpretation 22 is in relation to the amortisation or depreciation methods in respect of infrastructure facilities, in particular toll road. In previous years, amortisation of toll highway operation rights and depreciation of bridges of the Group are provided for on the basis of a sinking fund method. By adoption of SSAP Interpretation 22, amortisation of toll highway operation rights and depreciation of bridges of the Group are provided for on the basis of a straight-line method.

In the absence of any specific transitional requirements in SSAP Interpretation 22, the new accounting policy has been applied retrospectively. Comparative amounts for 2003 have been restated accordingly. As a result of this change in policy, the opening balance on retained profits at 1st July, 2004 has been decreased by HK$39,738,000 (1st July, 2003: HK$44,197,000) representing the cumulative effect of the change in accounting policy on the results for periods prior to 1st July, 2004. The balance on the Group's property, plant and equipment, minority interests and deferred tax liabilities at 30th June, 2004 has been decreased by HK$100,846,000, HK$38,025,000 and HK$23,083,000 respectively. The change has resulted in a decrease in the net profit for the period by HK$10,166,000 (six months ended 31st December, 2003: increased by HK$7,982,000).

4 SEGMENTAL INFORMATION

Business segments

The business upon which the Group reports its primary segment information is as follows:

Property leasing	—	property rental
Hotel operation	—	hotel operations and management
Department store	—	department store operations and management
Infrastructure	—	infrastructure project investment
Others	—	sale of properties, provision of cleaning and security guard services, investments in securities and provision of information technology services

Segment information about these businesses is presented below:

	For the six months ended 31st December, 2004						
	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
INCOME AND RESULTS							
Turnover	296,143	60,470	64,800	152,851	124,697	—	698,961
Other operating income	2,986	—	755	979	1,757	—	6,477
External income	299,129	60,470	65,555	153,830	126,454	—	705,438
Inter-segment income	26,283	—	—	—	1,452	(27,735)	—
Total income	325,412	60,470	65,555	153,830	127,906	(27,735)	705,438
Inter-segment sales were charged at prices determined by management with reference to market prices.							
Segment results	181,820	7,435	4,429	107,243	(2,144)	—	298,783
Interest income							20,791
Unrealised holding gain on investments in securities	—	—	—	—	24,056	—	24,056
Unallocated corporate expenses							(15,214)
Profit from operations							328,416
Finance costs							(6,902)
Share of results of associates							801,974
Amortisation of goodwill							(30,422)
Negative goodwill released to income							4,313
Profit before taxation							1,097,379
Taxation							(189,177)
Profit before minority interests							908,202
Minority interests							(40,350)
Net profit for the period							867,852

	For the six months ended 31st December, 2003 (restated)						
	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
INCOME AND RESULTS							
Turnover	285,836	40,986	62,470	98,450	113,832	—	601,574
Other operating income	1,163	—	375	6,566	35,204	—	43,308
External income	286,999	40,986	62,845	105,016	149,036	—	644,882
Inter-segment income	28,263	—	—	—	2,626	(30,889)	—
Total income	315,262	40,986	62,845	105,016	151,662	(30,889)	644,882

Inter-segment sales were charged at prices determined by management with reference to market prices.

Segment results	177,740	(1,814)	2,485	58,607	22,696	—	259,714
Interest income							6,907
Gain on disposal of investments in securities	—	—	—	—	1,262	—	1,262
Unrealised holding gain on investments in securities	—	—	—	—	132,988	—	132,988
Gain on disposal of property, plant and equipment	—	—	—	104,332	(28,177)	—	76,155
Unallocated corporate expenses							(6,719)
Profit from operations							470,307
Finance costs							(9,344)
Share of results of associates							632,102
Amortisation of goodwill							(29,777)
Negative goodwill released to income							4,500
Profit before taxation							1,067,788
Taxation							(179,742)
Profit before minority interests							888,046
Minority interests							(57,982)
Net profit for the period							830,064

Geographical segments

The Group's sale of properties, property leasing, hotel operation, department store operation, security guard services and information technology services are carried out in Hong Kong. Infrastructure is carried out in other regions of the People's Republic of China ("PRC").

The following table provides an analysis of the Group's revenue by geographical market, irrespective of the origin of the goods/services:

	For the six months ended 31st December, 2004		
	Hong Kong HK$'000	**PRC HK$'000**	**Consolidated HK$'000**
Turnover	**546,110**	**152,851**	**698,961**
Other operating income	**5,498**	**979**	**6,477**
External income	**551,608**	**153,830**	**705,438**

	For the six months ended 31st December, 2003		
	Hong Kong	PRC	Consolidated
	HK$'000	HK$'000	HK$'000
Turnover	501,969	99,605	601,574
Other operating income	37,228	6,080	43,308
External income	539,197	105,685	644,882

5 **PROFIT BEFORE TAXATION**

The consolidated profit from ordinary activities before taxation is arrived for the period at after charging:

(a) Finance costs

	For the six months ended 31st December	
	2004	2003
	HK$'000	HK$'000
Interest on:		
— Bank loans and overdrafts	**5,917**	8,444
— Finance leases	**—**	4
— Other borrowings	**985**	896
	6,902	9,344

(b) Items other than those separately disclosed in Notes 4 and 5(a):

	For the six months ended 31st December	
	2004	2003
		(restated)
	HK$'000	HK$'000
Amortisation and depreciation	**41,755**	41,942
Staff costs	**128,049**	105,098
Cost of sales		
— completed properties for sale	**283**	684
— inventories	**60,788**	62,796

6 TAXATION

	For the six months ended 31st December	
	2004	2003 (restated)
	HK$'000	HK$'000
The Group		
— Hong Kong	28,976	25,337
— PRC	16,354	6,799
	45,330	32,136
Deferred taxation	745	18,391
Share of tax on results of associates	143,102	129,215
	189,177	179,742

Provision for Hong Kong profits tax has been made at 17.5% on the estimated assessable profits for the period.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the period on the estimated assessable profits arising in the relevant foreign jurisdiction during the period.

7 DIVIDEND

	For the six months ended 31st December,	
	2004	2003
	HK$'000	HK$'000
Interim dividend at HK$0.13 per share (2003: HK$0.11 per share)	366,253	309,906

8 EARNINGS PER SHARE

The calculation of earnings per share is based on the net profit for the period of HK$867,852,000 (2003 restated: HK$830,064,000) and on 2,817,327,395 (2003: 2,817,327,395) ordinary shares in issue during the period. Diluted earnings per share is not shown as there were no dilutive potential shares in existence for the six months ended 31st December, 2004 and 31st December, 2003.

9 DEBTORS, DEPOSITS AND PREPAYMENTS

The Group maintains a defined credit policy. Considerations in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rent in respect of leased properties are payable in advance by tenants. In respect of retailing, most of transactions are being on cash basis. Other trade debtors settle their accounts according to the payment terms as stated in contracts. An aged analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The aged analysis of trade debtors (net of allowances for bad debts) is as follows:

	At 31st December, 2004 HK$'000	At 30th June, 2004 HK$'000
Under 1 month overdue	152,161	47,278
1 to 3 months overdue	32,491	19,695
More than 3 months overdue but less than 6 months overdue	11,046	4,267
Over 6 months overdue	5,680	7,167
	201,378	78,407
Prepayment, deposits and other receivables — current portion	223,554	182,437
	424,932	260,844
Prepayment, deposits and other receivables — non-current portion	140,728	131,430
	565,660	392,274

10 **CREDITORS AND ACCRUED EXPENSES**

The aged analysis of trade payables of the Group included in creditors and accrued expenses by due date is as follows:

	At 31st December, 2004 HK$'000	At 30th June, 2004 HK$'000
Due within 1 month or on demand	134,639	96,788
Due after 1 month but within 3 months	38,997	30,998
Due after 3 months but within 6 months	47	844
Due after 6 months	5,712	6,256
	179,395	134,886
Rental deposits and other payable	97,240	89,141
Total creditors and accrued expenses	276,635	224,027

11 **COMPARATIVE FIGURES**

Certain comparative figures have been adjusted as a result of the change in accounting policy, details of which are set out in note 3.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company's Listed Securities

During the period under review, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

Audit Committee

The Audit Committee met in March 2005 and reviewed the systems of internal control and compliance and the interim report for the period ended 31st December, 2004.

Corporate Governance

None of the Directors is aware of information that would reasonably indicate that the Company was not at any time during the six months ended 31st December, 2004 in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") applicable for the period, except that Non-executive Directors of the Company were not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meetings in accordance with Article 116 of the Company's Articles of Association. On 3rd January, 2005, the term of office of all Non-executive Directors (including Independent Non-executive Directors) has been fixed for a specific term until 31st December, 2007.

The Company has adopted the Model Code of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Code"). Having made specific enquiry, the Company confirmed that all Directors have complied with the required standard as set out in the Code.

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

Property Rental

Against the background of the local economy on the track of recovery and an active improving property market, the average occupancy rate of the rental properties of the Group was recorded at 96%, showing an increase of 2% when compared with that recorded in the corresponding period of the previous financial year. During the period under review, the Group recorded total rental income of approximately HK$325 million, representing steady improvement over the corresponding period of the previous financial year.

As the core rental property portfolio of the Group mainly comprises retail shopping properties located in the populous new towns, tenants and patronage have always been stable. Benefiting from the implementation of the Individual Visit Scheme by the central government, local retail spending by incoming tourists from Mainland China continued on an increasing trend and the rental rates as well as rental income of retail properties both recorded noticeable growth as a result, with double-digit increase in rental observed in respect of some of the retail rental properties of the Group. As at the end of the period under review, the rental property portfolio of the Group amounted to 1.9 million sq.ft. in total gross floor area.

Hotel & Department Store Operations

The Newton Hotel Hong Kong and the Newton Hotel Kowloon of the Group recorded an average occupancy level of approximately 90%, with slight increase also registered in room tariff rates during the period under review. Benefiting from the Individual Visit Scheme and the Closer Economic Partnership Arrangement ("CEPA") policies which were initiated by the central government, the retailing business of the Group that is operated under its Citistore outlets recorded an increase in turnover during the period under review as compared to that recorded in the corresponding period of the previous financial year.

Security Services

Megastrength Security Services Company Limited is wholly-owned by the Group and provides professional "One-Stop Shop" for security services including the provision of security guards to commercial, residential and construction sites, event security services, security systems design and installation, 24-hour alarm monitoring services, patrol services and security consultancy services covering crisis management, contingency planning and technical surveillance counter measures. Megastrength currently offers quality professional security services both to Group and non-Group customers. The operational performance as well as business reputation of this subsidiary continues to show satisfactory improvement.

Other Investments

China Investment Group Limited, a 64%-owned subsidiary of the Group that is engaged in the toll-bridge and toll-road joint venture operations in Mainland China, continued to make contributions to the Group's recurrent income stream. Operations relating to the infrastructure segment made approximately HK$107.2 million in profit contribution to the Group during the six-month period which ended on 31st December, 2004.

Associated Companies

The Hong Kong and China Gas Company Limited recorded profit attributable to shareholders that amounted to HK$3,052 million in the financial year ended 31st December, 2004, representing an increase of HK$0.8 million as compared to that recorded in the previous financial year. As at the end of 2004, the number of customers reached 1,562,278, an increase of 42,112 customers over the previous year. Since the fourth quarter of 2003, the West-to-East gas pipeline project has been supplying natural gas to eastern China. In late 2004, the Sichuan-to-Wuhan gas pipeline project was completed. This has resulted in an ample supply of natural gas to surrounding areas and has facilitated the rapid growth of gas consumption markets. This group's development of city piped-gas business on the mainland has been making good progress since 2004 with new projects successfully concluded in the Shunde District of Foshan in Guangdong Province, Danyang in Jiangsu Province, Beijing Economic-Technological Development Area, Anqing in Anhui Province, Huzhou in Zhejiang Province and Jilin City in Jilin Province. Overall, this group now has joint ventures in 30 mainland cities across Guangdong, eastern China, Shandong, central China, northern China and northeastern China. This group was rated as one of the top ten companies in Yazhou Zhoukan's 2004 Chinese Business 500 listing and was ranked fourth for Hong Kong.

In Hong Kong, several substantial pipelaying projects are at the planning stage or currently under way. Construction of a transmission pipeline in the eastern New Territories is progressing smoothly. The trunk main which will supply gas to the international theme park in Lantau Island was completed in April 2004. On the property development front, this group has a 15% interest in the Airport Railway Hong Kong Station property development project. The shopping mall and office tower of Two International Finance Centre are almost fully let. The project's six-star hotel tower and suite hotel tower, both to be managed by Four Seasons Hotels and Resorts, are expected to commence operations in September 2005. Pre-sale of the Grand Promenade, Sai Wan Ho property development project in which this group has a 50% interest commenced in early August 2004, and is progressing well with good response. On completion in 2005, this project will provide 2,020 units, with a total floor area of approximately 1.7 million sq.ft., and is expected to yield substantial returns. On the other hand, the Ma Tau Kok south plant site is being developed into five residential apartment buildings, providing approximately 1,800 units, with a residential floor area of about 980,000 sq.ft. Including the commercial area, the total floor area of this project will be around 1.1 million sq.ft. This project is due for completion in 2006.

Hong Kong Ferry (Holdings) Company Limited reported a consolidated profit after taxation for the year ended 31st December, 2004 amounting to HK$393 million, representing an increase of 48.5% as compared to that recorded in 2003. This group's profit for the year was mainly generated from the sale of the residential units of Metro Harbour View and the write back of previous revaluation deficit on the investment properties of this group. During the year under review, a total of about 600 residential units of Metro Harbour View were sold and this group recorded an operating profit of approximately HK$304 million from the units sold. The occupancy rate in respect of the commercial arcade of this project, taking into account of the committed tenancies, stood at 91% at the end of the year under review. The land exchange of the development site at No. 222 Tai Kok Tsui Road has been completed. The site will be developed into a residential-cum-commercial property with a total gross floor area of approximately 320,000 sq.ft. and foundation works will commence in due course. As for the development of Nos. 43-51A Tong Mi Road, pre-sale will be launched in mid 2005 and project completion is scheduled for 2006. The lease modification of No. 6 Cho Yuen Street, Yau Tong has been completed and will be developed into a residential-cum-commercial property with a total gross floor area of approximately 150,000 sq.ft., with completion to be scheduled for 2007. The Ferry, Shipyard and Related Operations recorded an operation loss of approximately HK$5 million, representing a significant improvement from the loss in last year. It is expected that the sale of the remaining units of Metro Harbour View will remain the primary source of income for this group in the coming year.

Miramar Hotel and Investment Company, Limited recorded HK$159 million in unaudited profit attributable to shareholders for the six months ended 30th September, 2004, representing an increase of 64% over that recorded in the corresponding period of the previous financial year. With improvement in the world economy, coupled with supportive policies towards Hong Kong from the Central Government, the job market in Hong Kong has stablised and consumer confidence has improved. Under the circumstances, this group was provided with a more favourable operating environment. For the period under review, Hotel Miramar recorded an average occupancy rate of 90% with increase in its average room rates in line with market level, and achieved a satisfactory increase in its operating profits compared with the same

period last year. The average occupancy rates of the Miramar Shopping Centre and the Grade A offices of the Miramar Tower increased to 93% and 95% respectively, but rental income of these properties experienced a slight drop. As the property market continues to improve, it is expected that over time, rental income will also improve. Nearly 80% of the Knutsford Steps complex has been leased. The property market in California, USA remained positive. During the financial period under review, this group successfully sold approximately 96 acres of residential land and 16 acres of commercial land in Placer County at satisfactory prices, which generated meaningful profit contribution to this group. The property market in Shanghai has been healthy. Almost all the Shang-Mira Garden retail shops and all office units were successfully leased out. In addition, some of the leased office units were sold during the period under review. The food and beverage operations of this group showed a satisfactory performance during the period, registering increases in both profit and turnover as compared to the corresponding period of the previous year. Benefiting from the strengthening consumer confidence, revenues of cruise business, air ticket and hotel packages and commercial travel sectors increased satisfactorily compared to the same period last year.

Henderson Cyber Limited

Henderson Cyber Limited reported loss attributable to shareholders of approximately HK$4 million for the six months ended 31st December, 2004 as compared with HK$11 million loss that was recorded for the corresponding period of the previous financial year. During the period under review, this group actively implemented its marketing strategy to continue to expand the iCare broadband and Internet services, IDD and retail businesses. With users and registered subscribers of the various services by this group growing to a total of 430,000 as at the end of December 2004, these business operations represent the major source of income for this group.

Corporate Finance

The Group has always adhered to prudent financial management principles. In view of the historically low interest rate environment in Hong Kong, the Group capitalized on the prevailing favourable local loan market conditions to sign up in mid-September, 2004 jointly with Henderson Land Development Company Limited a HK$10 billion syndicated loan facility fixed at extremely attractive interest margins that consists of a 5-year tranche and a 7-year tranche in equal amounts, aiming to substantially increase banking facility limits available to the Group and also to lengthen its loan maturity profile. Taking the form of a revolving credit, this sizeable financing transaction will offer optimal flexibility to facilitate the funding of future major investments and business expansion of the Group. The syndicated loan facility was participated by 23 international banks from Hong Kong as well as from nine countries and its successful conclusion fully demonstrated the support and confidence that the banking community has placed in the Group. In addition, the Group has an abundant amount of bilateral banking facilities in place, which are predominately denominated in Hong Kong Dollars. As a result, the Group's exposure to foreign exchange risk is therefore extremely low. Other than hedging the foreign exchange rate risk or interest rate risk of the Group, the Group does not make use of any derivative instruments for speculative purpose.

FINANCIAL REVIEW

Review of results

During the six-month period which ended on 31st December, 2004, the Group's turnover amounted to approximately HK$699 million, representing an increase of 16% over that recorded in the corresponding period of the previous financial year. The Group's profit attributable to shareholders amounted to approximately HK$868 million in the period under review, representing an increase of 4.6% over the restated profit of HK$830 million (previously stated as HK$822 million) which was recorded in the corresponding period of the previous financial year. The above-mentioned restatement of profit was made in accordance with the SSAP Interpretation 22 in relation to accounting policy regarding amortisation and depreciation methods which the Group adopted with effect from 1st July, 2004 in connection with subsidiaries of the Group engaging in the infrastructural business.

The Group's total income generated from property rental during the period under review amounted to approximately HK$325.4 million, showing an increase of 3.2% over that recorded in the corresponding period of the past financial year under improving local economic conditions. Profit contribution from this business segment increased by 2% to approximately HK$181.8 million in the interim period under review.

During the six-month period which ended on 31st December, 2004, segmental result from the hotel operation of the Group recorded a profit of approximately HK$7.4 million after deducting all relevant operating costs and expenses, due to recovery recorded in room rates and occupancy. This compares with a loss figure of HK$1.8 million registered for the six-month period which ended on 31st December, 2003. The Group's department store operation benefited from increase in tourist arrival and consumer spending and reported a profit of approximately HK$4.4 million as compared to a profit of approximately HK$2.5 million registered in the corresponding period of the previous financial year.

The Group's segmental result from its investment in infrastructure projects in Mainland China, mainly operated under the Group's subsidiary, China Investment Group Limited, amounted to approximately HK$107.2 million as compared to the restated figure of HK$58.6 million (previously stated as HK$69.7 million) recorded for the corresponding period of the previous financial year mainly due to increased vehicular traffic of a toll bridge in Hangzhou.

The segment of other activities of the Group, which mainly include securities investment and information technology business, registered a combined loss of approximately HK$2.1 million in the financial period under review as compared to a profit restated at HK$22.7 million (previously stated as loss of HK$5 million) which was recorded in the corresponding period of the previous financial year.

Share of results of associates of the Group, which was mainly represented by contributions from the Group's investment in the three listed associates, amounted to approximately HK$802 million as compared to HK$632 million that was recorded in the corresponding

period of the previous financial year. The total profit attributed to the three listed associates amounted to HK$730 million during the period under review as compared to HK$619 million recorded in the corresponding period of the previous financial year, reflecting the improved operating conditions in the local utility as well as the property and hotel sectors.

Financial Resources and Liquidity

As at 31st December, 2004, shareholders' fund of the Group amounted to approximately HK$21,410 million, representing an increases of 3% when compared with the restated shareholder' funds of HK$20,785 million as at 30th June, 2004. The Group is in a strong financial position and possesses a large capital base. As at the end of the six-month period under review, the cash holdings of the Group amounted to approximately HK$2,179 million, after netting off the total borrowings that stood at approximately HK$279 million, and the Group was in a net cash position of approximately HK$1,900 million. Except for the portion of the bank borrowings that amounted to approximately HK$229 million related to a subsidiary of the Group that engages in infrastructural investments in Mainland China, banking facilities made available to the Group were unsecured and with the vast majority being obtained on a committed term basis. With substantial committed banking facilities in place and continuous cash inflow generated from a solid base of recurrent income, the Group has adequate financial resources for funding its ongoing operations as well as future expansion.

The Group did not undertake any significant acquisition or disposal of assets outside its core business during the period under review.

Loan Maturity Profile

The maturity profile of the Group's bank loans and borrowings outstanding as at 31st December, 2004 and 30th June, 2004 respectively are summarised as follows:

	As at 31st December, 2004 HK$'000	As at 30th June, 2004 HK$'000
Bank Loans and Borrowings Repayable:		
Within 1 year	**143,113**	127,731
After 1 year but within 2 years	**49,889**	47,744
After 2 years but within 5 years	**85,790**	135,679
Total Bank Loans and Borrowings	**278,792**	311,154
Less: Cash at bank and in hand	**(2,179,311)**	(1,863,818)
Total Net Bank Deposits	**(1,900,519)**	(1,552,664)

Gearing Ratio

As at the end of the period under review, the gearing ratio of the Group which was calculated on the basis of the total net bank borrowings as a ratio of the Group's shareholders' fund was zero, in a position that was the same as that registered as at 30th June, 2004. The Group's total

interest expense was recorded at approximately HK$7 million for the six-month period which ended on 31st December, 2004 and profit from operations of HK$328 million covered the total interest expense by 46.9 times for the period under review, as compared to 47.6 times that was posted as at the end of the corresponding period of the previous financial year.

Interest Rate Exposure and Exchange Rate Exposure

The Group's financing and treasury activities were managed centrally at the corporate level. Banking facilities obtained by the Group to finance its Hong Kong operations were mainly denominated in Hong Kong Dollars. Bank loans and borrowings of the Group, which are primarily obtained from international banks in Hong Kong with interests chargeable mainly based on certain agreed interest margins over the Hong Kong Interbank Offer Rate, are therefore mainly of floating rate in nature. In respect of the Group's subsidiary, China Investment Group Limited, a portion of its borrowings was denominated in Renminbi during the period under review to fund its infrastructure projects in Mainland China. As a whole, the core operations of the Group can therefore be considered as not exposed to foreign exchange rate risk to any significant extent. The use of financial derivative instruments is strictly controlled and is solely for management of the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings. With the aim to control the Group's future cost of borrowing effectively, the Group has been taking advantage of the low local interest rates and has from time to time locked in interest rates of one year term and longer to match part of the medium-term funding needs of the Group by obtaining fixed-rate borrowings or entering into Hong Kong Dollars interest rate swap agreements in respect of a portion of such borrowings.

Capital Commitments

As at 31st December, 2004, capital commitments of the Group amounted to approximately HK$15 million which was similar as that outstanding as at 30th June, 2004. These were mainly made up of contracted commitments of the Group for acquisition of property, plant and equipment, and for property development and renovation expenditure. Other commitments of the Group were related to operating lease commitments being mainly rentals payable by the Group for retail shopping premises and these decreased to approximately HK$53 million as at the end of the period under review from HK$90 million that was recorded as at 30th June, 2004.

Contingent Liabilities

The Group did not record any outstanding contingent liabilities as at 31st December, 2004.

Use of Capital and Funding

Capital of the Company and retained profits of the Group will continue to be put to good use to develop the Group's business. The Group has adequate capital resources and abundant unutilised banking facilities for funding its ongoing operations and further expansion.

EMPLOYEES

As at 31st December, 2004, the number of employees of the Group was about 1,400 as compared to about 1,300 employees as at 31st December, 2003. The remuneration of employees was in line with the market trend and commensurable to the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Total employees' costs amounted to HK$128 million for the six-month period which ended on 31st December, 2004 and HK$105 million for the corresponding period of last year.

PROSPECTS

Major countries in the world continued to remain confident that economic growth in Mainland China will be sustained. Further, benefiting from the strategy of economic integration of Hong Kong and the Pearl River Delta Region, it is anticipated that local investment and consumer confidence will continue to improve. In addition, more foreign business will come to establish their business operations in Hong Kong and this will take place at a time when tourist arrivals as well as export trade of Hong Kong will also record further growth. It is anticipated that rental income as well as occupancy rate of the commercial and shopping properties will maintain on a growth path in the second half of the year.

Further, local business operations of the Group in the hotel, retailing as well as the catering sectors will also benefit from these favourable market developments. As for the major rental properties of the Group, these are mainly large-scale retail shopping properties located close to mass transportation network with heavy pedestrian traffic and the occupancy and rental rates are stable. Together with the contributions to profits generated from the listed associated companies of the Group, these provide a stable source of income to the Group. The Group also possesses abundant financial resources and this will facilitate the Group's future undertakings to expand its diversified businesses. In the absence of unforeseen circumstances, it is anticipated that the performance of the Group will show satisfactory performance in the current financial year.

By Order of the Board
John YIP Ying Chee
Secretary

Hong Kong, 17th March, 2005

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Ho Wing Fun, Lau Chi Keung, Donald Cheung Ping Keung, Augustine Wong Ho Ming, Suen Kwok Lam and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.